Exhibit 2

June 1, 2022

Concord Investment Partners Ltd.

60 St. Clair Avenue East, Suite 702

Toronto, ON, M4T 1N5

Leonite Capital LLC

1 Hillcrest Center Drive, Suite 232

Spring Valley, NY 10977

Camac Partners, LLC

350 Park Avenue, 13th Floor

New York City, NY 10022

Attn:	Board of Directors
Pasithea Therapeutics Corp.
111 Lincoln Road, Suite 500
Miami Beach, FL 33139

Ladies and Gentlemen:

By way of background, Concord, Leonite and Camac (the “Group”) are investment funds that have substantial experience investing in and effecting positive change in small public companies. The Group owns approximately 6% of the outstanding shares of Pasithea Therapeutics Corp. (“Pasithea” or the “Company”) and to our knowledge represents the single largest shareholding body.

As you will note, we are sending this letter in conjunction with our 13D, dated June 1, 2022, filed with the Securities and Exchange Commission for our shareholding in the Company. We believe that the Company is materially undervalued and that the shareholders have lost faith in the Company’s board of directors (the “Board”). We note that the following has occurred under the Board’s watch:

●	The share price has declined 83% (from an IPO price of $5.00 per share to the current price of $0.86 per share) in a period of less than 8 months. The unit price (of one share and one warrant) has declined similarly in the same time frame.[i]

●	The Company reported cash and cash equivalents of $50,321,206 as of the most recent Quarterly Report. The current share price represents a staggering 61% discount to the Company’s cash per share.

●	The Board has paid themselves more in the last year than the cumulative value of their shareholdings.ii

We believe that substantial and immediate change is required to prevent further value destruction. To that end, we believe that the Board should be significantly reconstituted with proven directors that have relevant skill sets, fresh perspectives, and public company board experience. We urge you to work with us in support of the shared objective of improving stockholder value for the benefit of all the shareholders.

We sincerely hope that it will not be necessary, but we are prepared to take our case for change directly to the Company’s shareholders. As such, we strongly caution you against taking actions that might serve to disenfranchise shareholders—the true owners of the Company—or further destroy value in any way.

With this in mind, we advise that you:

●	Take no action to amend the bylaws of the Company.

●	Halt all major capital allocation decisions and all material contracts representing over 1% of the company’s assets.

●	Refrain from initiating or modifying the employment contracts of any personnel or board member.

We appreciate your prompt cooperation, and we remain available to speak at your convenience.

Sincerely,

/s/ David Delaney
David Delaney
President
Concord Investment Partners Ltd.

/s/ Avi Geller
Avi Geller
Chief Investment Officer
Leonite Capital LLC

/s/ Eric Shahinian
Eric Shahinian
Managing Member of the GP
Camac Partners, LLC

i Based on the closing price for the stock of $0.86, and for the warrant of $0.11 on Tuesday May 31, 2022, and an original unit price of $5.00 based on the IPO price, consisting of $4.99 for the share and $0.01 for the warrant.

ii Based on the Definitive Proxy Statement dated May 13, 2022, Pages 17, 18, 12, 13. In 2021, Professor Lawrence Steinman, Simon Dumesnil and Dr. Emer Leahy were paid $120,112, $107,195, and $107,195, respectively. In 2021, Tiago Reis Marques was paid $671,891 plus a signing bonus of $100,000 payable after January 1, 2022. In 2021, Stanley M. Gloss was paid $412,165. The compensation listed above is equal to $1,518,558 in aggregate. As of May 3, 2022, the Board of Director’s cumulative shareholdings were 1,500,000 shares with a value of $1,260,000 based on the closing prices on May 27, 2022.